SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

GTSI CORP.

(Name of Subject Company)

GTSI CORP.

(Names of Persons Filing Statement)

Common stock, $0.005 par value

(Title of Class of Securities)

36238K103

(CUSIP Number of Class of Securities)

Sterling E. Phillips, Jr.

Chief Executive Officer and President

2553 Dulles View Drive, #100

Herndon, Virginia 20171-5219

(703) 502-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jonathan F. Wolcott, Esq. Holland & Knight LLP 1600 Tysons Boulevard, Suite 700 McLean, VA 22102 (703) 720-8600	Laurie L. Green, Esq. Holland & Knight LLP 515 East Las Olas Boulevard, Suite 1200 Fort Lauderdale FL 33301 (954) 525-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Additional Information on the tender offer for GTSI shares

The tender offer for the outstanding shares of GTSI has not yet commenced. This document is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of GTSI. At the time the tender offer is commenced, UNICOM and a wholly-owned subsidiary of UNICOM will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and GTSI will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and GTSI stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials, when prepared and ready for release, will be made available to GTSI’s stockholders at no expense to them. In addition, at such time GTSI stockholders will be able to obtain these documents for free from the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Forward Looking Statements

Except for historical information, all of the statements, expectations, beliefs and assumptions contained in the foregoing are “forward-looking statements” that involve a number of risks and uncertainties. It is possible that the assumptions made by management, including, but not limited to the following: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of GTSI’s stockholders will tender their shares in the tender offer; the risk that competing offers will be made and that GTSI will enter into an alternative transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived, including regulatory approvals. In addition to the above factors, other important factors that could cause actual events and results to differ materially are discussed in the Company’s most recent annual report on Form 10–K and included from time to time in other documents filed by the Company with the Securities and Exchange Commission. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements speak only as of the date hereof and GTSI undertakes no obligation to update such forward-looking statements in the future except as required by law.

GTSI to be Acquired by UNICOM

Employee Questions & Answers

Why has GTSI chosen this strategic path?

In the public equity markets, GTSI is one of the smaller participants and our shareholders have not benefited from broad investor interest in the stock. Our share price has been relatively stagnant and the daily trading volume is very low. This makes it difficult for new investors to acquire a position in our stock and for current shareholders to exit the investment. In addition, the company incurs substantial annual expense to be a public company which impacts profitability and competitiveness. We believe this transaction will provide GTSI investors liquidity at an attractive premium price which might not otherwise be achieved in the immediate future and results in GTSI being a private company. In addition, this transaction brings to GTSI a new investor with fresh energy, capital and a vision for growth which we believe will enhance our ability to serve our customers and partners and provide opportunities for our employees.

How will this transaction affect GTSI’s employees?

UNICOM is attracted to GTSI because of what our employees have accomplished and the potential they see in our people and our capabilities. GTSI will represent the largest segment of UNICOM focused on government customers and will represent a major expansion into the government segment. As such, we anticipate little impact on GTSI employees.

How will this transaction affect GTSI’s customers?

In this transaction, UNICOM will acquire the stock of GTSI and the corporation will remain intact. As such, no contractual relationships will change and we will continue business as usual with our customers. We expect that there will be no changes in client relationships or partner relationships as a result of the transaction. Customers should see no impact on their relationships with GTSI or our ability to support them. We believe that this transaction strengthens GTSI and brings increased capabilities to our customers as a part of the UNICOM portfolio.

What will happen to my employee benefits?

As this transaction represents only a change in ownership of GTSI, our benefits will remain the same and each year we will continue to evaluate our benefit plans to ensure they are competitive and affordable.

What will happen to the GTSI 401(k) plan?

As with other employee benefits, this transaction will not change the current GTSI 401(k) plan. We will continue to periodically evaluate our plans for competitiveness and affordability.

What about my years of service with GTSI?

The proposed transaction is an acquisition of GTSI stock. Your tenure with the company and its relationship to our benefits is not expected to change.

How does this transaction benefit GTSI?

This transaction benefits GTSI shareholders by providing liquidity at a premium share price. The company benefits from the new relationship with an owner who shares our vision of growth in the government market and who brings access to capital to support needed investment. Customers and partners will benefit from a stronger company with enthusiastic ownership and a commitment to growth and diversification.

What will happen to GTSI’s Management Team?

As with other employees, UNICOM is attracted to GTSI in part due to the achievements and capabilities of our management team. No changes are contemplated at this time, but we will continue to evolve and fine tune our management structure as we grow.

Will the company name and logo remain the same?

UNICOM does not plan any immediate changes in the name of the company. Over time, UNICOM and GTSI leadership will evaluate the question of branding and changes may be made in the future.

What will happen to customer contracts?

The structure of the proposed transaction is an acquisition of GTSI stock. As such, customer, supplier and partner contracts should not be affected.

Can I continue to buy GTSI stock?

The company is currently in a blackout period and no one may purchase or sell stock until two trading days after the release of first quarter 2012 earnings. After that, the answer is yes, you may continue to purchase GTSI stock in accordance with GTSI’s Insider Trading Policy. Under the Insider Trading Policy, if you have any material, non-public information you should not buy or sell GTSI stock (or tell anyone else to). Many of our employees will be participating in ongoing work on regulatory issues and integration issues between now and closing of the merger. And many employees may have access to information regarding the status of the transaction, the status of the regulatory reviews, and/or the status of integration efforts. If you are involved in any way with post-signing, pre-closing activities, you should not trade. Any trading by employees will be closely watched prior to the closing of the merger.

Under this transaction, UNICOM intends to purchase all outstanding shares of GTSI stock, and following the closing of the merger, GTSI will become a private company and the shares will no longer be publicly traded.

What will happen to any GTSI stock that I have independently purchased?

Upon launch of the tender offer, you will receive an Offer to Purchase describing the tender offer and a Letter of Transmittal asking if you wish to tender (sell) your shares of GTSI stock at a pre-determined price per share, $7.75, and within a set timeframe. It is your personal decision whether to tender (sell) your shares at the terms and conditions outlined in the letter. For complete details and an explanation of the tender process, please read the tender offer documents when you receive them, the company’s filings with the SEC or seek advice from a qualified professional.

What are the terms of the transaction announced on May 7, 2012?

The complete terms and conditions of the proposed transaction are available in the company’s Form 8-K filed with the SEC on May 7, 2012, and will be included in the tender offer documents you will receive if you are a stockholder of GTSI.

When will the deal close?

It is expected that the proposed transaction would close in late second quarter or early third quarter.

Is there a good “fit” between GTSI and UNICOM?

Yes. UNICOM and GTSI are information technology companies providing products and services to government and large enterprise customers. Both companies are focused on information technology. Both companies have strong focus on sales operations and effectiveness. From a services perspective, both companies are focused on software development as a core capability. UNICOM’s founder and CEO started his career as an Assembler Language programmer, a job identical to many of our colleagues in InSysCo. UNICOM has a vision of growth and diversification that parallels that of GTSI. UNICOM has served the Federal market for more than a decade as a GSA Schedule holder and the GTSI acquisition is a logical “next step” in their expansion strategy. UNICOM has made multiple acquisitions worldwide with a successful track record of those acquisitions continuing to thrive under their ownership.

Is UNICOM a foreign-owned company and should we be concerned about our ability to do business with the US Government?

UNICOM’s parent company owns businesses around the globe; however UNICOM is a US company which is privately-owned. We believe that GTSI will have no limitations when working with the US Government as a result of this transaction.

If I am contacted by a customer or partner about the transaction, what should I say?

Due to regulatory requirements, we are not permitted to discuss or answer questions concerning the transaction beyond what is already publicly available. If they have specific questions or concerns, please direct them to Peter Whitfield. Our intent is to keep partners and customers fully informed during the process and as information is made publicly available, we will communicate this to our customers and partners, subject to SEC and other legal requirements.

What do I do if I have any questions about the announcement?

As a public company, the transaction with UNICOM is subject to various SEC regulations and all communications must comply with SEC and NASDAQ requirements. Please email questions related to this announcement to sterling.phillips@gtsi.com and we will do our best to answer them.

Additional Information on the tender offer for GTSI shares

The tender offer for the outstanding shares of GTSI has not yet commenced. This document is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of GTSI. At the time the tender offer is commenced, UNICOM and a wholly-owned subsidiary of UNICOM will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and GTSI will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and GTSI stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials, when prepared and ready for release, will be made available to GTSI’s stockholders at no expense to them. In addition, at such time GTSI stockholders will be able to obtain these documents for free from the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Forward Looking Statements

Except for historical information, all of the statements, expectations, beliefs and assumptions contained in the foregoing are “forward-looking statements” that involve a number of risks and uncertainties. It is possible that the assumptions made by management, including, but not limited to the following: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of GTSI’s stockholders will tender their shares in the tender offer; the risk that competing offers will be made and that GTSI will enter into an alternative transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived, including regulatory approvals. In addition to the above factors, other important factors that could cause actual events and results to differ materially are discussed in the Company’s most recent annual report on Form 10–K and included from time to time in other documents filed by the Company with the Securities and Exchange Commission. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements speak only as of the date hereof and GTSI undertakes no obligation to update such forward-looking statements in the future except as required by law.

GTSI to be Acquired by UNICOM

Partner and Customer FAQ

How will the transaction affect customers and Partners?

In this transaction, UNICOM will acquire the stock of GTSI and the corporation will remain intact. As such, no contractual relationships will change and we will continue business as usual with our customers. There will be no changes in client relationships or partner relationships as a result of the transaction. Customers should see no impact on their relationships with GTSI or our ability to support them. This transaction strengthens GTSI and brings increased capabilities to our customers as a part of the UNICOM portfolio.

Will GTSI continue to operate the same after the transaction closes?

We do not anticipate any changes to the GTSI operations as a result of the transaction. GTSI will continue to focus on customers by providing leading IT solutions and services. This transaction will strengthen GTSI for our customers, employees, and partners. We believe the operations of GTSI will only improve as a result of this transaction. For our partners and customers, their points of contact within GTSI remain the same. No change in relationship is anticipated.

Will GTSI change OEM partners after the transaction closes?

GTSI has a long and established relationship with our partners and we do not anticipate any changes to the operations within GTSI or our focus on our partner community. Our partners are core to our continued growth and we see this transaction as an opportunity to strengthen GTSI. GTSI will remain as the company of record for our relationships with our OEMs. No contractual changes will result between GTSI and our OEMs from the purchase of the GTSI stock by UNICOM. Our partners can continue to expect the same level of attention and commitment from GTSI.

When can our partners and customers expect additional communications?

As we progress through the transaction process and additional information becomes available, GTSI will make this information available to both customers and partners to the extent and in the manner permitted by SEC and other legal requirements. Our intent is to communicate as often as possible to ensure our partners and customers understand the benefits of this transition.

If partners have questions, who should they contact?

If a partner has questions about the transaction, please have them contact Peter Whitfield.

Additional Information on the tender offer for GTSI shares

The tender offer for the outstanding shares of GTSI has not yet commenced. This document is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of GTSI. At the time the tender offer is commenced, UNICOM and a wholly-owned subsidiary of UNICOM will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and GTSI will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and GTSI stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials, when prepared and ready for release, will be made available to GTSI’s stockholders at no expense to them. In addition, at such time GTSI stockholders will be able to obtain these documents for free from the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Forward Looking Statements

Except for historical information, all of the statements, expectations, beliefs and assumptions contained in the foregoing are “forward-looking statements” that involve a number of risks and uncertainties. It is possible that the assumptions made by management, including, but not limited to the following: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of GTSI’s stockholders will tender their shares in the tender offer; the risk that competing offers will be made and that GTSI will enter into an alternative transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived, including regulatory approvals. In addition to the above factors, other important factors that could cause actual events and results to differ materially are discussed in the Company’s most recent annual report on Form 10–K and included from time to time in other documents filed by the Company with the Securities and Exchange Commission. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements speak only as of the date hereof and GTSI undertakes no obligation to update such forward-looking statements in the future except as required by law.